UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             3D Systems Corporation
                             ----------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 88554D205

  1. Names of Reporting Persons: Jay R. Harris
     I.R.S. Identification Nos. of above persons (entities only): Not Applicable

  2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [ ]

          (b) [ ]

  3.  SEC Use Only


  4. Citizenship or Place of Organization: U.S.

Number of                  5.  Sole Voting Power:             205,785
Shares
Beneficially               6.  Shared Voting Power:           --0--
Owned by
Each                       7.  Sole Dispositive Power:        220,385
Reporting
Person With                8.  Shared Dispositive Power:      705,141

  9. Aggregate Amount Beneficially Owned by Each Reporting Person: 925,526

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 7.08%

12. Type of Reporting Person (See Instructions): IN

Item 1.

          (a) The name of the issuer is 3D Systems Corporation (the "Corporation").

          (b) The Corporation's executive office is located at 26081 Avenue Hall, Valencia, California 91355.

Item 2.

          (a) The person filing this statement is Jay R. Harris.

          (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

          (c) Mr. Harris is a United States citizen.

          (d) The security (the "Security") is common stock, $0.001 par value per share.

          (e) The CUSIP Number of the Security is 88554D205.

Item 3.

          Not applicable.

Item 4.    Ownership

          (a) Mr. Harris is the beneficial owner of 925,526 shares of the Security through the following:

          o his direct, personal ownership of shares of the Security;

          o his IRA;

          o his power of attorney for the management of the account of the Lily Harris Trust;

          o his power of attorney for the management of the accounts of Lisa Eng and her IRA, Lisa Eng, as custodian for Samantha Eng, and Lisa Eng, as custodian for George Eng;

          o his power of attorney for the management of the accounts of Ann Lozman, her IRA and her Roth IRA;

          o his power of attorney for the management of the accounts of Emma Lozman and her Roth IRA;

          o his power of attorney for the management of the accounts of Melanie Turek, her Roth IRA and her roll-over IRA;

          o his power of attorney for the management of the accounts of Melanie Turek, as custodian for Sage Turek, and Melanie Turek, as custodian for Cedar Turek;

          o his power of attorney for the management of the account of Lesley Ochlis;

          o his position as President of The Jay and Sandra Harris Foundation;

          o his position as General Partner of One GT Associates; and

          o his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over accounts of its clients that hold 705,141 shares of the Security.

         The 925,526 shares of the Security of which Mr. Harris is the beneficial owner includes: (i) 29,469 shares of the Security into which the $300,000 in 6% Subordinated Convertible Debentures of the Corporation (the "Debentures"), which are held in certain client accounts over which G&H has investment discretion, are convertible; (ii) 66,700 shares of the Security into which the 66,700 shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Corporation, which are held in certain client accounts over which G&H has investment discretion, are convertible; (iii) 33,000 shares of the Security into which the 33,000 shares of Preferred Stock, which are held in Mr. Harris' IRA account, are convertible; and (iv) 49,115 shares of the Security into which the $500,000 in Debentures, which are held in the account of One GT Associates over which Mr. Harris has sole investment and voting discretion, are convertible. The determination of the number of shares of the Security beneficially owned by Mr. Harris and the percentage such shares represent of all of the outstanding shares of the Security was made in accordance Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

          (b) The amount of shares of the Security beneficially owned by Mr. Harris is 7.08% of the total outstanding shares of the Security.

          (c) (i) Mr. Harris has the sole power to vote or to direct the vote of 205,785 shares of the Security.

               (ii) Not applicable.

               (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 220,385 shares of the Security.

               (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 705,141 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The clients of G&H, the Lily Harris Trust, Lisa Eng and her IRA, Lisa Eng, as custodian for Samantha Eng, Lisa Eng, as custodian for George Eng, Ann Lozman, her IRA and her Roth IRA, Emma Lozman and her Roth IRA, Melanie Turek, her Roth IRA and her roll-over IRA, Melanie Turek, as custodian for Sage Turek, Melanie Turek, as custodian for Cedar Turek, Lesley Ochlis, The Jay and Sandra Harris Foundation and One GT Associates may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004

                                            /s/ Jay R. Harris
                                            -----------------
                                                Jay R. Harris

                                    EXHIBIT A

Jay R. Harris may, through his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of G&H.